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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE TO
                                  (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     --------------------------------------

                               (Amendment No. 2)

                        CENTENNIAL COMMUNICATIONS CORP.
                       (Name of Subject Company (Issuer))
                        --------------------------------

                        CENTENNIAL COMMUNICATIONS CORP.
                       (Name of Filing Person (Offeror))
                        -------------------------------

          OPTIONS TO PURCHASE  COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
         UNDER THE CENTENNIAL COMMUNICATIONS CORP. AND ITS SUBSIDIARIES
              1999 STOCK OPTION AND RESTRICTED STOCK PURCHASE PLAN
                         (Title of Class of Securities)

                                   15233V208
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)


        TONY L. WOLK                                        Copies to:
Senior Vice President and General Counsel           PETER H. EHRENBERG, ESQ.
Centennial Communications Corp.                     65 Livingston Avenue
3349 Route 138                                      Roseland, New Jersey  07068
Wall, NJ  07719                                     (973) 597-2500
(732) 556-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]     third party tender offer subject to Rule 14d-1.
[X]     issuer tender offer subject to Rule 13e-4.
[_]     going-private transaction subject to Rule 13e-3.
[_]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]
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                             INTRODUCTORY STATEMENT

     This Final Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 18, 2002 and as amended by Amendment No. 1 filed on December 3, 2002 (as amended, the "Schedule TO"), reports the final results of our offer to certain employees to exchange certain options to purchase shares of our common stock having an exercise price of $12.15 per share or more for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated November 18, 2002 and the related cover letter and election form attached as Exhibits (a)(1), (a)(2) and (a)(3) to such Schedule TO.

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended to add the following sentences.

     The offer expired at 5:00 p.m., New York City time, on December 19, 2002. Pursuant to the Offer to Exchange, we have accepted for cancellation options to purchase 2,913,700 shares of Common Stock. In accordance with the terms and subject to the conditions of the Offer, holders of options will have the right to receive new options covering 1,456,850 shares of Common Stock in the aggregate.


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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the corporation's Schedule TO is true, complete and correct.

                                       CENTENNIAL COMMUNICATIONS CORP.

                                       By: /s/ Tony L. Wolk
                                           ---------------------------------
                                           Name:  Tony L. Wolk
                                           Title: Senior Vice President, General
                                                  Counsel

Date: December 20, 2002

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